November 27, 2024

Raymond Wai Man Cheung
Chief Executive Officer
Basel Medical Group Ltd
6 Napier Road
Unit #02-10/11 Gleneagles Medical Centre
Singapore 258499

       Re: Basel Medical Group Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 14, 2024
           File No. 333-282096
Dear Raymond Wai Man Cheung:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form F-1 filed November 14, 2024
Selling Shareholders, page 3

1. We refer to your selling shareholder table on page Alt-3. Please revise your disclosure to provide additional details regarding the transaction in which the selling shareholders acquired their shares, including the date on which the
       transaction was completed and the material terms of the agreements relating to such transaction. Please file the agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of
       Regulation S-K.
       Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please
 November 27, 2024
Page 2

contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Benjamin Tan, Esq.